                        JANUS HOTELS AND RESORTS, INC.

                                 NEWS RELEASE

                   FOR IMMEDIATE RELEASE: JANUARY 29, 2004

 JANUS HOTELS AND RESORTS, INC. ANNOUNCES MERGER WITH JANUS ACQUISITION, INC.

Boca Raton, Florida, January 29, 2004 - Janus Hotels and Resorts, Inc. ("Janus") (NASDAQ BB:JAGI) announced that at the special meeting of shareholders held today the requisite number of shareholders voted in favor of a proposal to approve the merger of Janus with and into Janus Acquisition Inc., with Janus Acquisition, Inc. as the surviving corporation. As a result of the merger, each issued and outstanding share of Janus common stock, other than shares held by Janus Acquisition, Inc., was converted into the right to receive $0.65 in cash, without interest, upon surrender and acceptance of the certificate for such share to American Stock Transfer and Trust Company, acting as Exchange Agent. The shares of Janus common stock will no longer meet the criteria for continued trading on the NASDAQ Bulletin Board or registration under the Securities Exchange Act of 1934. The Company has filed with the Securities and Exchange Commission requesting deregistration and has furnished a letter requesting delisting from the NASDAQ Bulletin Board.

On July 29, 2003, Janus announced that it had signed a merger agreement under which Janus would be acquired by Janus Acquisition, Inc., a corporation formed by Louis S. Beck and Harry G. Yeaggy who control approximately 70.4% of the common stock of Janus and who serve as Chairman / Chief Executive Officer and Vice Chairman, respectively, of Janus.

About Janus Hotels and Resorts, Inc.

Janus Hotels and Resorts, Inc. is engaged in the business of management and ownership of hospitality properties. The Company currently owns twelve hotels and manages 67 hotels totaling approximately 11,750 rooms under its management.

IMPORTANT LEGAL INFORMATION

Cautionary Statement: When used in Janus' press releases and in oral statements made with the approval of an authorized executive officer of Janus, the words or phrases "expects", "plans", "outlook", "will likely result" or similar expressions (including confirmations by an authorized executive officer of Janus of any such expressions made by a third party with respect to Janus) are intended to identify forward-looking statements, each of which speak only as of the date made. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the transaction. The following factors, among others, could cause actual results to differ materially from those described herein: the costs related to the transaction; litigation challenging the transaction; and other economic, business, competitive or regulatory factors affecting Janus' businesses generally. More detailed information about those factors is set forth in filings made by Janus with the SEC or will be contained in the proxy statement when it becomes available. Janus has no obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Contact:    Eric L. Glazer
            General Counsel
            561-997-2325